UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DURECT Corporation

File No. 0-31615- CF#33469

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DURECT Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibit 10.34 to a Form 10-K filed on March 14, 2003, as modified by the same contract refiled with fewer redactions as Exhibit 10.34 to a Form 10-Q filed on May 3, 2013, and the Exhibits to a Form 10-K filed on March 16, 2006.

Based on representations by DURECT Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.34	10-K	March 14, 2003	through March 14, 2019
10.34	10-Q	May 3, 2013	through March 14, 2019
10.45	10-K	March 16, 2006	through March 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary